AMENDED AND RESTATED SETTLEMENT AGREEMENT

This AMENDED AND RESTATED SETTLEMENT AGREEMENT (this “Agreement”), dated as of this 8th day of April, 2009, is made by and among HIRSCH ELECTRONICS CORPORATION, a California corporation (“Hirsch”), SECURE KEYBOARDS, LTD., a California limited partnership (“Keyboards”), and SECURE NETWORKS, LTD., a California limited partnership (“Networks” and, together with Hirsch and Keyboards, collectively, the “Parties”).

WHEREAS, the Parties previously entered into that certain settlement agreement (the “1994 Settlement Agreement”), dated as of November 14, 1994, which provides for, among other things, agreements among the Parties concerning royalty payments from Hirsch to each of Keyboards and Networks. A copy of the 1994 Settlement Agreement is attached as Exhibit A hereto. The 1994 Settlement Agreement included the following as background information:

a)	Hirsch was founded in 1981 by Steve Hirsch, a young entrepreneur who had invented a security technology, and Lawrence Midland (“Midland”), Howard Miller (“Miller”), Robert Parsons (“Parsons”) and Luis Villalobos (“Villalobos”), who provided the initial financing.

i)	By late 1981, Steve Hirsch had begun preparation of a patent application, and was seeking financing for Hirsch, which he had incorporated to exploit his invention. After an unrelated private placement had failed to close, Villalobos and Miller structured a financing (seed capital for Hirsch and an R&D partnership to fund development of the technology) and rewrote the patent application.

ii)	Keyboards, the R&D partnership, bought all the rights to the technology from Steve Hirsch, and then granted an exclusive license to Hirsch, and an option to purchase the technology under certain conditions. “Technology” was defined[1] to include not just the original invention, but all associated and future developments and products. Thus, Hirsch was the vehicle for exploiting the Technology, and Keyboards, having provided the funds to develop the Technology, was to receive payments through the year 2020 based on revenues from the broadly defined Technology. Keyboards general partners deferred most of their upside potential until after the limited partners received 125% of their pre-tax investment, which for someone in the 50% bracket would be 2 1/2 times their after-tax investment; thereafter limited partners receive approximately 20% of the royalties.

iii)	Midland, Miller, Villalobos and GRFN (a California corporation formed for that purpose) were the original general partners in Keyboards. Soon after Keyboards’ formation, Parsons became a general partner; GRFN was subsequently discontinued.

iv)	Midland, Miller, Parsons and Villalobos provided seed capital to Hirsch and provided guarantees with respect to obtaining the R&D financing. Midland and Parsons subsequently raised $400,000 of capital from limited partners in Keyboards.

b)	Hirsch met all of the conditions, and exercised its option and purchased the Technology from Keyboards. The terms of purchase called for payments[2] to Keyboards through the year 2020.

c)	In 1985 and 1986 additional capital was raised to “finance the development and marketing of various new security systems product lines which will help drive the sales of the Digital Scrambler.”[3]

i)	Parsons raised $550,000 in equity by selling shares of Hirsch stock to private investors.

ii)	Midland and Parsons as general partners formed Networks, and raised $1,200,000 from limited partners, approximately half in 1985 and the balance in 1986.

iii)	Two agreements were entered into between Hirsch and Networks: a written agreement, relating to the 1985 portion of funding, which called for royalties through the year 2005; and an oral agreement relating to the 1986 portion of funding.

d)	Hirsch wished to avoid paying royalties on the same revenue to both Keyboards and Networks. To that end, in 1986 Hirsch and Keyboards executed an agreement, which excluded from Keyboards royalty base, those “products developed on funding from” Networks.

e)	In 1994, a dispute arose among Keyboards, Hirsch and Networks as to the royalties that have been paid and are to be paid. The parties contentions were generally as follows:

i)	Keyboards contended: (a) that even though all current and past Hirsch revenues fall within the definition of “Technology”, Hirsch had incorrectly excluded various revenues from Keyboards royalties; (b) that Hirsch had not been paying royalties on software at the correct and higher rate;[4] (c) that the sole exception to Keyboards royalties had effectively expired since Hirsch no longer sold “products developed on funding from” Networks; and (d) that while Hirsch’s agreements with Networks may in effect require Hirsch to pay royalties to both Keyboards and Networks, they cannot relieve Hirsch of its royalty obligations to Keyboards.

ii)	Networks contended: (a) that its agreements with Hirsch were intended to provide royalties not just on the products that were directly developed from that funding, but also on products that evolved from them; (b) that otherwise the limited partners could not recoup, much less obtain a return on, their investment; (c) that its 1986 oral agreement with Hirsch had extended royalty payments to the year 2011; and (d) that while Hirsch’s agreements with Keyboards may in effect require Hirsch to pay royalties to both Keyboards and Networks, they cannot relieve Hirsch of its royalty obligations to Networks.

iii)	Hirsch contended: (a) that Hirsch never intended to pay royalties to both Keyboards and Networks on the same products; (b) that paying 14% to 28% royalty to Keyboards on software would seriously impair Hirsch’s margins on software sales; (c) that Hirsch had interpreted its obligations to Keyboards and Networks not just based on the language in the agreements, but also based on what it understood to be the intent of those agreements, as well as what it believed to be equitable to the parties; (d) that Hirsch had been computing the revenues for Networks royalties based on a “remoteness dilution” basis;[5] (e) that Hirsch may have understated its royalty obligations to Keyboards, but if so, any error was in good faith; (f) that Hirsch was forced into making difficult and- sometimes arbitrary decisions as to what portion of revenues are subject to royalties to which of the partnerships, and (g) that the royalty agreements hampered[6] Hirsch’s ability to price and configure products; and

f)	Each of the parties agreed:

i)	That litigation to resolve these issues would be expensive, time consuming, distracting, and harmful to the business goals of the parties.

ii)	That there was reasonable risk that if contested, some or all of the contentions in its interest could have been rejected and that, some or all of the contentions against its interest could have been upheld.

iii)	That including all Hirsch revenues in the base for royalties, and apportioning that base between Keyboards and Networks on fixed percentages, eliminates the underlying factors that led to, and was a reasonable compromise for, their dispute.

iv)	That rather than incur the risks of litigation, it was preferable to settle the dispute as set forth in the 1994 Settlement Agreement;

WHEREAS, on December 10, 2008, Parsons and Midland, as two of the four general partners of Keyboards, delivered a letter of understanding to SCM Microsystems, Inc. (“SCM”), as amended and restated on January 30, 2009 (the “Keyboards Letter of Understanding”), which was intended to clarify the interpretation of the 1994 Settlement Agreement following the proposed merger (the “Merger”) of SCM and Hirsch contemplated by the Agreement and Plan of Merger, dated December 10, 2008, by and among Hirsch, SCM, and the other parties named therein (the “Merger Agreement”). A copy of the Keyboards Letter of Understanding, which was not signed by the other two general partners of Keyboards, is attached as Exhibit B hereto;

WHEREAS, in connection with or as a result of the Merger and the other transactions contemplated by the Merger Agreement, SCM, Hirsch, certain subsidiaries of Hirsch and/or certain officers, directors and shareholders of Hirsch and/or its subsidiaries entered into or will enter into Ancillary Agreements (as defined in the Merger Agreement) and certain other agreements and understandings and deliver or will deliver certain certificates, documents or other instruments (any and all such Ancillary Agreements, agreements, certificates, documents or other instruments together, the “Merger Documents”);

WHEREAS, Messrs. Parsons and Midland, as the two general partners of Networks, delivered a letter of understanding to SCM that was substantially similar to the Keyboards Letter of Understanding and was also amended and restated on January 30, 2009 (the “Networks Letter of Understanding” and, collectively with the Keyboards Letter of Understanding, the “Letters of Understanding”). A copy of the Networks Letter of Understanding is attached as Exhibit C hereto;

WHEREAS, Keyboards and two of its general partners has initiated litigation in Los Angeles Superior Court (Case No. SC102226), against Hirsch, SCM and certain officers and directors of SCM alleging claims arising out of the 1994 Settlement Agreement, the Keyboards Letter of Understanding and the Merger;

WHEREAS, concurrently with the execution of this Agreement, SCM, Hirsch, Keyboards, and Networks, are entering into a settlement agreement (the “2009 Settlement Agreement,” in substantially the form attached as Exhibit D hereto) to settle and resolve any and all claims, disputes, issues or matters that exist or could exist between them with respect to the Keyboards Claim, so as to avoid the cost and expense of further proceedings;

WHEREAS, the Parties desire to simplify and clarify the royalty arrangement provided for by the 1994 Settlement Agreement, and to replace and supersede such royalty arrangement with a new, definitive installment payment schedule as set forth herein;

WHEREAS, the Parties desire to amend and restate the 1994 Settlement Agreement in its entirety with this Agreement, which will supersede and replace the 1994 Settlement Agreement in all respects;

WHEREAS, the Parties further desire for this Agreement to supersede and replace the Letters of Understanding, and for the Letters of Understanding to terminate and be of no further force or effect as of the Effective Time of the Merger (as such term is defined in the Merger Agreement, the “Effective Time”); and

WHEREAS, Section 9 of the 1994 Settlement Agreement provides that the 1994 Settlement Agreement may not be amended unless such amendment is executed in writing by all of the Parties thereto, including all four of the general partners of Keyboards and the two general partners of Networks.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment; Effective Time; Term. This Agreement amends and restates in its entirety the 1994 Settlement Agreement. This Agreement shall be effective and binding on the Parties hereto as of the date hereof, except that Sections 2 and 3 of this Agreement shall automatically and immediately become effective at, and not before, the Effective Time. Notwithstanding any other provision of this Agreement, if the Merger Agreement is terminated prior to its Effective Time, this Agreement shall terminate, shall have no force or effect, and shall be null and void. In addition, effective as of the Effective Time, the Letters of Understanding shall terminate and be of no further force or effect.

2. Payments to Keyboards and Networks. In full satisfaction of any and all obligations of Hirsch under the 1994 Settlement Agreement, including without limitation, in lieu of any and all payments, royalty or otherwise, based on the revenue, Technology (as defined above) or assets of Hirsch thereunder, Hirsch agrees to and shall make certain payments to Keyboards and Networks as follows:

a. Initial Payment Period. For the period from January 1, 2009 to December 31, 2009 (the “Initial Payment Period”), Hirsch shall pay Keyboards and Networks, collectively, an aggregate amount equal to (i) Nine Hundred and Eighty-Six Thousand Dollars ($986,000) less (ii) the amount of any payments that Hirsch makes to Keyboards or Networks prior to the Effective Time under or in connection the 1994 Settlement Agreement with respect to the period of January 1, 2009 to December 31, 2009 (the “Initial Payment”).

b. Subsequent Payment Periods. For the period from January 1, 2010 to December 31, 2010, Hirsch shall pay Keyboards and Networks, collectively, an aggregate amount equal to (i) Nine Hundred and Eighty-Six Thousand Dollars ($986,000), multiplied by (ii) an inflation rate equal to one (1) plus the Consumer Price Index Inflation Percentage, if positive, for the prior calendar year (in this case, the period from January 1, 2009 to December 31, 2009), and, subject to Section 3 hereof, for each calendar year period thereafter until and including the calendar year period of January 1, 2020 to December 31, 2020 (such payment periods, together with the Initial Payment Period, the “Payment Periods”), Hirsch shall pay Keyboards and Networks, collectively, an aggregate amount equal to (i) the aggregate payment amount for the prior Payment Period, multiplied by (ii) an inflation rate equal to one (1) plus the Consumer Price Index Inflation Percentage, if positive, for the prior calendar year, plus (iii) for the January 1, 2020 to December 31, 2020 Payment Period only, an amount equal to $126,492 (such payments, together with the Initial Payment, the “Periodic Payments”). As used herein, the “Consumer Price Index Inflation Percentage” means the annual Consumer Price Index-All Urban Consumers, U.S. City Average, All Items, Not Seasonally Adjusted, published by the United States Department of Labor, Bureau of Labor Statistics and published on the website http://www.bls.gov/CPI for the applicable calendar year/Payment Period.7 For illustrative purposes only, a sample calculation of the Periodic Payments due for each Payment Period is set forth on Schedule I attached hereto.

c. Payment Dates. The Periodic Payments required by Hirsch hereunder for any Payment Period shall be made quarterly in equal amounts and shall be due and payable on April 30, July 31, October 31 of such Payment Period and January 31 of the following Payment Period (or, if any such dates do not fall on a Business Day, on the next Business Day thereafter); provided, however, that if the Effective Time occurs after April 30, 2009, the Initial Payment shall be paid in its entirety in three equal amounts on July 31, 2009, October 31, 2009, and January 31, 2010. Unless Hirsch shall elect to exercise the Lumpsum Option, the last Periodic Payment by Hirsch shall be made on January 31, 2021. As used herein, “Business Day” means any day that is not a Saturday, Sunday, or other day on which national banks or banks in Santa Ana, California or Germany are authorized or required to close.

d. Division of Payments Between Keyboards and Networks. The aggregate Periodic Payments made by Hirsch hereunder shall be apportioned between Keyboards and Networks in accordance with the following table, and the final payment to Networks on January 31, 2012 shall satisfy the complete obligation of Hirsch to Networks:

Payment Period	Networks Percentage of Periodic Payment	Keyboards Percentage of Periodic Payment

January 1, 2009 to December 31, 2009	18.9711%	81.0289%

January 1, 2010 to December 31, 2010	16.4919%	83.5081%

January 1, 2011 to December 31, 2011	13.9834%	86.0166%

January 1, 2012 to December 31, 2012 and for each Payment Period thereafter*	0.00%	100.00%

• Keyboards shall receive 100% of any Periodic Payment for any “Payment Period” after December 31, 2011.

3. Hirsch Buyout Option. Notwithstanding Section 2 hereof, at any time on or after January 1, 2012, upon ten (10) days prior written notice (the “Lumpsum Notice”) to Keyboards, Hirsch, and only Hirsch or its successors or assigns, shall have the option (the “Lumpsum Option”) to elect, in its sole discretion, to make a lumpsum payment (the “Lumpsum Payment”) to Keyboards in lieu of any and all future Periodic Payments due Keyboards (and any unpaid portion thereof) as described in Section 2 hereof. The Lumpsum Payment shall be in an aggregate amount equal to the net present value of any remaining Periodic Payments (including the net present value of any unpaid portion thereof), calculated assuming (a) an inflation rate per annum of Four Percent (4%) substituted in lieu of applying the Consumer Price Index Inflation Percentage for each applicable Payment Period, and (b) a discount rate equal to Nine Percent (9%) per annum, in each case adjusted proportionally for any portion of a full calendar year. Any Lumpsum Payment shall be allocated solely to Keyboards and no amount shall be payable to Networks. Following the payment of the Lumpsum Payment by Hirsch, all of Hirsch’s obligations to Keyboards hereunder shall be deemed satisfied in full. For illustrative purposes only, sample calculations of the Lumpsum Payment for each calendar year is set forth on Schedule II attached hereto.

4. Consent to the Merger. Each of Keyboards and Networks and each of their respective general partners hereby acknowledges, agrees and consents to Hirsch’s entry into the Merger Agreement and to the consummation of the transactions contemplated thereby, including the Merger and hereby waives any right to notice, review or comment that may exist or have existed under the 1994 Settlement Agreement in connection with the execution, delivery and performance of the Merger Agreement, the Merger Documents or the consummation of the transactions contemplated thereby. Each of Keyboards and Networks and each of their respective general partners hereby waives any and all rights that they may have under Chapter 13 of the California Corporations Code with respect to the Merger, the Merger Agreement, the Merger Documents or the other transactions contemplated thereby, and agrees to exchange any and all shares of Hirsch common stock held by such parties for the merger consideration, consisting of a combination of cash, shares of SCM common stock and warrants to purchase shares of SCM common stock, as described in the Merger Agreement.

5. Authorization.

a. Keyboards and each of its general partners represents and warrants that (i) it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution, delivery and performance of this Agreement by Keyboards and each of its general partners has been duly and validly authorized, and no other actions or proceedings by or on the part of Keyboards or any of its general partners is necessary to authorize the execution, delivery or performance of this Agreement, (iii) this Agreement has been duly executed and delivered by Keyboards and each of its general partners and (iv) this Agreement constitutes the legal, valid and binding obligations of Keyboards and each of its general partners, enforceable against Keyboards and each of its general partners in accordance with its respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Law now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

b. Networks and each of its general partners represents and warrants that (i) it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution, delivery and performance by Networks and each of its general partners of this Agreement has been duly and validly authorized, and no other actions or proceedings by or on the part of Networks or any of its general partners is necessary to authorize the execution, delivery or performance of this Agreement, (iii) this Agreement has been duly executed and delivered by Networks and each of its general partners and (iv) this Agreement constitutes the legal, valid and binding obligations of Networks and each of its general partners, enforceable against Networks and each of its general partners in accordance with its respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Law now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

c. Hirsch represents and warrants that (i) it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution, delivery and performance by Hirsch of this Agreement has been duly and validly authorized, and no other actions or proceedings by or on the part of Hirsch is necessary to authorize the execution, delivery or performance of this Agreement, (iii) this Agreement has been duly executed and delivered by Hirsch, and (iv) this Agreement constitutes the legal, valid and binding obligations of Hirsch, enforceable against Hirsch in accordance with its respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Law now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

6. Notice; Delivery.

a. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or if delivered by facsimile, upon written confirmation of receipt by facsimile; (ii) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier under circumstances in which such courier guarantees next-day delivery (except in the case of overseas delivery, in which case notice shall be deemed duly given on the fourth (4th) Business Day following the date of dispatch if delivered utilizing an expedited service by a recognized international courier under circumstances in which such courier guarantees such delivery); or (iii) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid (except in the case of overseas delivery, in which case notice shall be deemed duly given on confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid). All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice. In addition, when giving any notice hereunder a party shall also send a courtesy copy of such notice via e-mail to the party(ies) to receive such notice at the e-mail addresses set forth below; provided, however, that the failure to send, or the recipient’s failure to receive, such courtesy copy via e-mail shall not invalidate or otherwise adversely effect in any way the validity of such notice hereunder:

Hirsch Electronics Corporation	copy:
President	SCM Microsystems, Inc.
1900-B Carnegie Ave.,	Oskar-Messter-Straße 13,
Santa Ana, CA 92705	85737, Ismaning Germany
Facsimile: 949.250.7372	Attention: Felix Marx
E-mail:	Facsimile: +49.89.9595.5170
lmidland@hirschelectronics.com	E-mail: FMarx@scmmicro.de
Secure Keyboards, Ltd.	copy:
c/o Robert J. Parsons	Lawrence W. Midland
110 Newport Center Drive	1805 Jamaica Road
Suite 200	Costa Mesa, CA 92626
Newport Beach, CA 92660	Facsimile: 949.250.7372
Facsimile: 949.729.3196	E-mail:
E-mail: parsons600@aol.com	lmidland@hirschelectronics.com
copy:	copy:
Howard Miller	Luis Villalobos
13555 Bayliss Road	4220 Park Newport, #410
Los Angeles, CA 90049	Newport Beach, CA 92660
Facsimile: 213.481.1554	Facsimile:
E-mail: hmiller@girardikeese.com	E-mail: luvil@roadrunner.com

Secure Networks, Ltd.	copy:
c/o Robert J. Parsons	Lawrence W. Midland
110 Newport Center Drive	1805 Jamaica Road
Suite 200	Costa Mesa, CA 92626
Newport Beach, CA 92660	Facsimile: 949.250.7372
Facsimile: 949.729.3196	E-mail:
E-mail: parsons600@aol.com	lmidland@hirschelectronics.com

b. As of the date hereof, the payment instructions for all payments due to Keyboards and Networks under this Agreement are set forth on Schedule III attached hereto. Keyboards and Networks, and their respective successors and assigns may hereafter designate such other payment instructions by providing written notice thereof (i) at least fifteen (15) Business Days before a payment date, or (ii) within three (3) Business Days of receiving the Lumpsum Notice.

7. Miscellaneous.

a. Assignment. Neither Hirsch, nor Keyboards or Networks, may assign any of their respective rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of Keyboards (in the case of an assignment by Hirsch) or Hirsch (in the case of an assignment by Keyboards or Networks); provided, however, that Hirsch may assign all or a portion of its obligations hereunder to an affiliate of Hirsch, provided, that no such transfer shall relieve Hirsch of any liability or obligation hereunder except to the extent actually performed or satisfied by the assignee.

b. Further Assurances. Each party hereby covenants and agrees to execute and deliver such further and other instruments, agreements and writings and do and perform, and cause to be done and performed, such further and other acts and things that may be necessary or desirable in order to give full effect to this Agreement and every part of it.

c. Severability. In the event that any covenant, condition or other provision herein contained is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder of the Agreement and shall in no way affect, impair or invalidate any other covenant, condition or other provision herein contained. If such condition, covenant or other provision shall be deemed invalid due to its scope or breadth, such covenant, condition or other provision shall be deemed valid to the extent of the scope or breadth permitted by law.

d. Entire Agreement. This Agreement, and the 2009 Settlement Agreement, sets forth the entire agreement between and among the parties to these agreements with respect to the subject matter hereof and supersedes any and all prior agreements relating thereto, including without limitation the 1994 Settlement Agreement and the Letters of Understanding; there are no other understandings or agreements between or among the Parties with respect to the subject matter hereof except as set forth herein. No term, condition or provision of the Agreement may be modified, waived, or changed in any way except in writing, executed with the same formalities hereof, by the Party to be charged with any such modification, waiver, or change.

e. Governing Law. This Agreement will be construed pursuant to the laws of the State of California (without regard to conflicts of law principles). For purposes of any disputes arising out of or pertaining to this Agreement, the Parties consent to non-exclusive personal jurisdiction in the federal and state courts located in the County of Los Angeles, State of California.

f. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. Facsimile and .pdf copies of this Agreement shall have the same force and effect as an original.

[Remainder of Page Intentionally Left Blank]IN WITNESS WHEREOF, this AMENDED AND RESTATED SETTLEMENT AGREEMENT is to be effective as of the date first set forth above.

HIRSCH ELECTRONICS CORPORATION

By: /s/ Lawrence W. Midland

Lawrence W. Midland, President
SECURE NETWORKS, LTD. A California limited partnership By: /s/ Robert J. Parsons

Robert J. Parsons, Managing and General Partner
By: /s/ Lawrence W. Midland

Lawrence W. Midland, General Partner
SECURE KEYBOARDS, LTD. A California limited partnership By: /s/ Robert J. Parsons

Robert J. Parsons, Managing and General Partner
By: /s/ Lawrence W. Midland

Lawrence W. Midland, General Partner
By: /s/ Howard Miller

Howard Miller, General Partner
By: /s/ Luis Villalobos

Luis Villalobos, General Partner

1The 1986 agreement between Hirsch and Keyboards, recapping the original agreement, included the following: “the ‘Technology’ means the patent and patent applications and all associated knowhow, software, trademarks and tradenames and all future developments, patent applications, patents, knowhow, software, trademarks and tradenames.”

2These payments for the purchase are generally referred to herein as “royalties” for simplicity; but their actual nature was installment payments for the sale of the technology.

3From the 1986 agreement between Hirsch and Keyboards.

4The Purchase and Sale of Technology agreement between Hirsch and Keyboards, calls for royalties of 14% to 28% for license and sub-license revenues, and 4.25% on all other revenues.

5Which meant that as a product evolved and became more remote from a product directly “developed on funding from” Networks, Hirsch diluted its share of revenues in computing Networks royalties; and that whenever a subsequent product (such as SAM) departed sufficiently from a product “developed on funding from” Networks, then Hirsch no longer deemed it subject to royalties to Networks.

6For example, if Hirsch incorporates a keypad into a product “developed on funding from” Networks, then Hirsch would have to pay royalties to both Keyboards and Networks; or if Hirsch throws-in software to close a major sale, there is no clear way to decide how much of the revenue to impute to the software.

7For example, for the January 1, 2008 to December 31, 2008 calendar year, the Consumer Price Index Inflation Percentage would be equal to 3.8% and is found at the following websites: http://www.bls.gov/cpi/cpid08av.pdf and http://data.bls.gov/PDQ/servlet/SurveyOutputServlet?data—tool=latest—numbers&ser ies—id=CUUR0000SA0&output—view=pct—12mths.